December 14, 2006

John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4-4

450 Fifth Street, NW

Washington, D.C. 20549-0404

Re:                               Orleans Homebuilders, Inc. (the “Company”)
Form 10-K for the year ended June 30, 2006
Form 10-Q for the period ended September 30, 2006
File No. 1-6830

Dear Mr. Cash:

This letter responds to the comments in your letter to the Company dated November 30, 2006.  The comments in your letter relate to the Company’s Annual Report on Form 10-K for the year ended June 30, 2006 and Form 10-Q for the period ended September 30, 2006.

Changes in the Housing Market

1.               We note that your inventory levels have increased in recent years and that your home sales have slowed in recent months along with the rest of the homebuilding industry.  We further note that your debt balances have increased along with your inventory.  To help us better understand how the recent changes to the housing market affect your company, please respond to the following comments:

•                  It appears from your statements of operations that you have capitalized all interest expense incurred in the first quarter of fiscal 2007.  It also appears from your June 30, 2006 Form 10-K that you capitalized all interest expense incurred in fiscal 2006.  We note that your “land held for development or sale and improvements” has increased significantly over the past few years, including the first quarter of fiscal 2007.  Given the slowing housing market, please tell us if you have suspended your activities related to preparing any of your land development for its intended use, such that you would need to reduce the amount of interest you are capitalizing and increase the amount of interest you are expensing in accordance with SFAS 34.  If so, please tell us what impact you expect this to have on your results of operations going forward.

Response:  The Company reviewed its SFAS 34 calculation during the year ended June 30, 2006 and the quarter ended September 30, 2006 and concluded that while it has suspended activities on certain land parcels, its asset basis for assets that qualify for capitalization under paragraph 17 of SFAS 34 exceeds its outstanding debt for the year ended June 30, 2006 and for the quarter ended September 30, 2006.  Thus, the Company has appropriately capitalized all interest incurred during that time period.

•                  We read in Note 1 to your June 30, 2006 Form 10-K that you recorded no impairment to goodwill in fiscal 2006.  It also appears that you did not record any goodwill impairment in the quarter ended September 30, 2006.  Given the difficulties experienced in your

Florida segment, and the fact that you entered the Florida market through your fiscal 2004 acquisition of Masterpiece Homes, please help us to better understand how you determined that the goodwill related to this acquisition was not impaired.  Also tell us what consideration you gave to testing this goodwill for impairment in your first quarter of fiscal 2007 based on the worsening results of your Florida segment.

Response:  In the quarter ended June 30, 2006, the Company reviewed impairment for goodwill in its Florida Region and, as prescribed by paragraph 19 of SFAS 142, the Company compared the fair value of its Florida Region with its carrying amount, including goodwill.  The quarter ending June 30, 2006 was the Company’s annual goodwill impairment test period as prescribed by paragraph 26 of SFAS 142.

In the quarter ended September 30, 2006, the Company recognized a $2.6 million impairment loss relating to real estate held for development and sale in the Palm Coast market of its Florida Region.  As a result of this loss, the Company completed an additional review for impairment of goodwill in its Florida Region at September 30, 2006 between annual tests, as prescribed by paragraph 28 of SFAS 142.  As prescribed by paragraph 19 of SFAS 142, the Company compared the fair value of its Florida Region with its carrying amount, including goodwill.

The Company utilizes a present value technique to estimate the fair value of its Florida Region’s net assets as prescribed by the guidance in paragraphs 23-25 of SFAS 142.  In addition, as discussed in the Company’s introductory paragraph to its MD&A, the Company’s Florida Region consists of the Orlando, Palm Coast and Palm Bay markets.  The Orlando market was not as adversely impacted as the Palm Coast market with respect to speculative homebuyers.  These markets combined are considered one reporting unit and the result of the present value technique to estimate fair value resulted in fair value exceeding the carrying amount of the Florida Region’s net assets, including goodwill.  Thus, the Company has no impairment for goodwill at June 30, 2006 or September 30, 2006.

•                  We note your MD&A analysis of results of operations for your Florida segment.  Please revise future filings to provide more insight into why the trends and results you discuss are occurring.  For example, it appears from the November 10, 2006 webcast that is archived on our website that you believe the 97% cancellation rate in Florida was attributable to an unusually high number of speculators signing contracts to purchase homes in your Palm Coast market, and that the Florida cancellation rate significantly improved in October 2006, which may indicate that many of the speculators have now exited the market.  Your November 10, 2006 webcast also contains information that quantifies the number of unsold homes in Florida, as opposed to your MD&A disclosure that merely states that there was a significant increase in your inventory.  It is also unclear how much of your Florida operations are represented by Palm Coast; if you are in other Florida Markets, it is unclear if the trends seen in Palm Coast differ from those for the rest of this segment.  Particularly during times of adverse changes in your industry, we believe it is important that your MD&A analysis provide enough context of your results to allow investors to view your company through the eyes of management in accordance with item 303 of Regulation S-K.

Response:  The Company will provide additional insight, as necessary, in future filings regarding the Florida operational trends and Palm Coast markets as compared with its other Florida markets.

•                  If your Northern segment continues to experience significant decreases in net income when compared to the prior year, please revise your future MD&A analysis to provide more insight into why such large decreases are occurring.  In this regard, we note that this segment had the largest change in net income of all your segments, we believe that providing context for such a significant change is an important part of helping your investors to understand your results.

Response:  The Company will provide additional insight, as necessary, in future filings regarding the Northern Region segments decrease in net income.

•                  We read that you are offering significant sales incentives to reduce your inventory in Florida.  Please confirm to us, if true, that none of these incentives constitute continuing involvement that would preclude revenue recognition under the full accrual method.  Refer to paragraph 25 of SFAS 66.

Response:  The Company does not have any continuing involvement with the property that it has sold and delivered to third-party home-buyers in the Florida Region that would preclude it from recognizing revenue under the full accrual method.

In connection with responding to your comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the above fully responds to your questions and comments.  If you have any additional questions or comments, please contact me at your earliest convenience.

Sincerely,

James W. Thompson
Acting CFO